

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. D. J. Smith
Executive Vice President, Secretary
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

>**Re:** **Archer Daniels Midland Company**
>**Form 10-K for Fiscal Year Ended June 30, 2007**
>**Filed August 27, 2007**
>**File No. 1-00044**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D.J. Smith (217-424-6196)
        S. Donahue